UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-30758

Nortel Networks Limited

(Exact name of registrant as specified in its charter)

5945 Airport Road, Suite 360, Mississauga, Ontario, Canada L4V 1R9 (905) 863-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Floating Rate Senior Notes due 2011

10.125% Senior Notes due 2013

10.750% Senior Notes due 2016

6.875% Senior Notes due 2023

Guarantee of 1.75% Convertible Senior Notes due 2012 issued by Nortel Networks Corporation

Guarantee of 2.125% Convertible Senior Notes due 2014 issued by Nortel Networks Corporation

Guarantee of 7.875% Notes due 2026 issued by Nortel Networks Capital Corporation

(Title of each class of securities covered by this Form)

Common Stock, no par value per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Floating Rate Senior Notes due 2011: 31

10.125% Senior Notes due 2013: 34

10.750% Senior Notes due 2016: 45

6.875% Senior Notes due 2023: 63

Guarantee of 1.75% Convertible Senior Notes due 2012 issued by Nortel Networks Corporation: 28

Guarantee of 2.125% Convertible Senior Notes due 2014 issued by Nortel Networks Corporation: 36

Guarantee of 7.875% Notes due 2026 issued by Nortel Networks Capital Corporation: 30

Pursuant to the requirements of the Securities Exchange Act of 1934, Nortel Networks Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 11, 2010

By:	/S/ JOHN M. DOOLITTLE
Name: Title:	John M. Doolittle Senior Vice-President, Finance and Corporate Services

By:	/S/ ANNA VENTRESCA
Name: Title:	Anna Ventresca General Counsel – Corporate and Corporate Secretary